DIANE D. DALMY
                                ATTORNEY AT LAW
                             8965 W. CORNELL PLACE
                           LAKEWOOD, COLORADO 80227
                           303.985.9324 (telephone)
                           303.988.6954 (facsimile)
                          email: ddalmy@earthlink.net


December 21, 2011


Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn: 	Amanda Ravitz-Branch Chief - Legal

Via Edgar Correspondence

RE:	Ballroom Dance Fitness, Inc.
	Amendment No. 10 to Registration Statement on Form S-1
	Filed November 3, 2011
	File No.: 333-167249

Dear Ms. Ravitz:

In accordance with the comment letter dated November 15, 2011 (the "SEC Comment Letter") regarding the registration statement on Form S-1 (the "Registration Statement") for Ballroom Dance Fitness, Inc., a Nevada corporation (the "Company"), please find below our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter. Also, please be advised that the Company has filed Amendment No. 10 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

General

1. 	In accordance with the staff's request, please be advised that the quarterly financial statements for the Company have been included in the filing of the Registration Statement.


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Securities and Exchange Commission
Page Two
December 21, 2011




Changes in Certifying Accountant, page 36

2.	In accordance with the staff's request, please be advised that the
Registration Statement has been revised accordingly.

Statement of Operations, page F-3

3.	In accordance with the staff's request, please be advised that the financial statements have been revised accordingly to include common share and per share information for the respective periods of the financial statements.

Thank you for your attention in this matter.

Sincerely,

/s/ Diane D. Dalmy

Diane D. Dalmy


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